VIA FAX AND EDGAR
February 9, 2010
Mr. Eric C. McPhee
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Ramco-Gershenson Properties Trust Form 10-K for the year ended December 31, 2008
Dear Mr. McPhee:
          We are responding to the comment set forth in your letter dated January 28, 2010 regarding your review of the above referenced Form 10-K (File No. 001-10093). The number response below corresponds to the numbered comment in your letter, with the staff’s comment repeated in italics for ease of reference.
Form 10-K for the year ended December 31, 2008
Accounting for the Impairment of Long-Lived Assets and Equity Instruments, page F-8
1.	We note your response to prior comment 2. You told us which properties were tested for impairment and that you determined they were not impaired. In future filings please consider expanding the discussion in your MD&A to describe the significant assumptions and estimates used in your determination that the undiscounted future cash flows associated with each property were in excess of the carrying value of each property and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and estimates. Please consider discussing properties that are at risk of being impaired and disclosing the percentage by which the undiscounted future cash flows exceed the carrying amounts. Please provide us with your proposed future disclosure for your 2009 Form 10-K, if applicable, and see Section V of Interpretive Release No. 33-8350 for reference.

The Company will prepare its future filings to address this comment. The following is the proposed disclosure that will be included in our 2009 Form 10-K.

The Company periodically reviews whether events and circumstances subsequent to the acquisition or development of long-lived assets, or intangible assets subject to amortization, have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the remaining balance of those assets may not be recoverable. If events and circumstances, including but not limited to, declines in occupancy and rental rates, tenant sales, net operating income and geographic location of our shopping center properties, indicate that the long-lived assets should be reviewed for possible impairment, we prepare projections to assess whether future cash flows, on a non-discounted basis, for the related assets are likely to exceed the recorded carrying amount of those assets to determine if an impairment of the carrying amount is appropriate. The cash flows projections consider factors common in the valuation of real estate, such as expected future operating income, trends in occupancy, rental rates and recovery ratios, as well as capitalization rates, leasing demands and competition in the marketplace.
At December 31, 2009, the Company prepared undiscounted cash flow projections for eight shopping center properties that met management’s criteria for possible impairment testing. In all instances, the non-discounted cash flows exceeded the recorded carrying amounts of those individual properties. The least excess of non-discounted cash flow over recorded carrying value was 109% of the carrying value, therefore none of the properties met the standards for impairment of long-lived assets.
Management is required to make subjective assessments as to whether there are impairments in value of its long-lived assets, or intangible assets. Subsequent changes in estimated undiscounted cash flows arising from changes in our assumptions could affect the determination of whether impairment exists and whether the effects could have a material impact on the Company’s net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property. The Company does not believe that the value of any long-lived asset, or intangible asset was impaired at December 31, 2009 or 2008.
If you have any questions concerning this response, please do not hesitate to contact me at (248) 592-6200, or by fax at (248) 592-6201.

Sincerely,
/s/ James H. Smith
James H. Smith
Interim Chief Financial Officer

cc: Jessica Barberich, United States Securities and Exchange Commission

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